VIA EDGAR

September 6, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Providence Acquisition Corp. (the “Company”) Registration Statement on Form S-1 File No. 333-233449 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters of the Company’s proposed public offering of units (each consisting of one share of Class A common stock, $0.0001 par value, and one half of one redeemable warrant), hereby joins the Company’s request that the effective date of the Registration Statement be accelerated so that the Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on September 10, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed 100 copies of the Company’s Preliminary Prospectus dated September 6, 2019 to prospective underwriters, institutional investors, dealers and others through the date hereof.

The undersigned advises that it has complied, and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied, and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

As representative of the several underwriters

BTIG, LLC

By:	/s/_ Gil Ottensoser

Name: Gil Ottensoser

Title: Managing Director